SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 2)




                          LYNCH INTERACTIVE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    551137102
                                 (CUSIP Number)

                                   John Fikre
                          Lynch Interactive Corporation
                             401 Theodore Fremd Ave.
                            Rye, New York 10580-1435
                                 (914) 921-8821
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)


                                 March 28, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 551137102                                                         13D
------- ------------------------------------------------------------------------
------  NAMES OF REPORTING PERSONS
  1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Mario J. Gabelli
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)
                                                                (b)
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2 (d) OR 2 (e)

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------- ----- ----------------------------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     628,890 (ITEM 5)
                                      :
            BENEFICIALLY

               OWNED

              BY EACH

             REPORTING

               PERSON

                WITH
------------------------------------- ----- ------------------------------------
                                      : 8   SHARED VOTING POWER
                                      :
                                      :     NONE
                                      :
------------------------------------- ----- ------------------------------------
                                      : 9   SOLE DISPOSITIVE POWER
                                      :
                                      :     628,890 (ITEM 5)
                                      :
------------------------------------- ----- ------------------------------------
                                      :10   SHARED DISPOSITIVE POWER
                                      :
                                      :     NONE
                                      :
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        628,890  (ITEM 5)
------- ------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        22.3%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
------- ------------------------------------------------------------------------

Item 1.   Security and Issuer

The class of equity securities to which this Amendment No. 2 to Schedule 13D relates is the Common Stock, $.0001 par value per share ("Securities") of Lynch Interactive Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 401 Theodore Fremd Avenue, Rye, New York 10580. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli").

Mr. Gabelli is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, with principal offices located at 401 Theodore Fremd Ave., Rye, NY 10580. Mr. Gabelli also serves as the Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc., a public securities and investment management company with principal offices located at 401 Theodore Fremd Ave., Rye, NY 10580.

During the last five years, Mr. Gabelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gabelli is a citizen of the United States.

Item 5.    Interest In Securities Of The Issuer

(a) The aggregate number and percentage of Securities to which this Amendment No. 2 to Schedule 13D relates is 628,890 shares, representing 22.3% of the 2,816,551 shares outstanding on March 18, 2002, as reported by the Issuer.

(b) Mr. Gabelli has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported by him.

(c) During the past sixty days Mr. Gabelli effected the following transactions through his participant account in the Issuer's 401(k) Savings Plan:

  March 18, 2002            2,000 shares purchased at $42.00 per share
  March 19, 2002            1,000 shares purchased at $40.50 per share
  March 22, 2002            2,000 shares purchased at $40.00 per share
  March 27, 2002               800 shares purchased at $41.05 per share
  March 28, 2002            1,000 shares purchased at $43.55 per share

The foregoing transactions were brokered transactions effected by the Plan's Investment Manager on the American Stock Exchange. Proceeds to purchase such shares were funded from intra-account transfers within Mr. Gabelli's participant account.

(d) With respect to 140,000 of the shares reported as beneficially owned by Mr. Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mr. Gabelli is the general partner of this family partnership and has approximately a 5% interest therein. (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To assist the Issuer with the private placement of a $25 million convertible promissory note to Cascade Investment LLC ("Cascade") in December 1999, Mr. Gabelli agreed to give Cascade an option to sell the Note to him at 105% of the principal amount thereof during the period from November 15, 2000, to December 1, 2000. The put was secured by a bank letter of credit, which in turn was secured by securities deposited by Mr. Gabelli or an affiliate with the bank. The Issuer agreed to reimburse Mr. Gabelli for the ongoing cost of the letter of credit (approximately $78,700 in 2001) plus his counsel fees in connection with the option to sell agreement and obtaining the letter of credit ($23,000 in 2001). The Option to Sell Agreement was amended in January 2001 to provide Cascade with the right to put up to $15 million of the Note back to Mr. Gabelli on or prior to January 31, 2001, and the right to put up to $10 million of the Note to him between November 15 and December 1, 2002. Cascade exercised its put right as to the $15 million portion of the Note on January 15, 2001.

As a condition of modifying and extending the put, the Issuer entered into an agreement with Mr. Gabelli whereby if Cascade were to elect to exercise the put, the Issuer would pay for and acquire, on the same terms and conditions, any portions of the Note put by Cascade. Accordingly, the Issuer reacquired the $15 million portion of the Note that was put on January 15, 2001. The Issuer also agreed to pay Mr. Gabelli or his affiliate a collateral maintenance fee of 10% per year on the amount of collateral provided by them to secure the letter of credit (approximately $688,000 in 2001). The Issuer had the right to substitute its collateral for that provided by Mr. Gabelli or his affiliate, and at December 31, 2001, the Issuer had substituted $7.5 million of collateral. On March 13, 2002, the Issuer substituted the remaining Gabelli collateral (having a value of $2,908,006) with its own collateral of equal value, thereby reducing the collateral maintenance fee to zero after such date.

Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 3, 2002

                                                     MARIO J. GABELLI

                                                    By:/s/ John Fikre
                                                    Attorney-in-Fact